UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15049682

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 03 2015
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-51974 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bruderman Brothers, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

64 Birch Hill Road
(No. and Street)

Locust Valley (City) NY (State) 11560 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew J. Bruderman (516) 609-0291
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Matthew J. Bruderman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bruderman Brothers, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIEL E. JACOBSON
NOTARY PUBLIC-STATE OF NEW YORK
No. 02JA6202350
Qualified In New York County
My Commission Expires March 16, 2017

Notary Public

Signature

Chairman & CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b)Statement of Financial Condition
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BRUDERMAN BROTHERS, LLC

## CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bruderman Brothers, LLC

We have audited the accompanying statement of financial condition of Bruderman Brothers, LLC as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Bruderman Brothers, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Bruderman Brothers, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 27, 2015

# BRUDERMAN BROTHERS, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2014

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 14,650 | |
| Marketable security | 14,388 | |
| Other assets | 838 | |
| **Total Assets** | | $ 29,876 |
| **Liabilities and Member's Equity** | | |
| **Liabilities** | | |
| Accounts payable | | $ 16,582 |
| **Member's Equity** | | 13,294 |
| **Total Liabilities and Member's Equity** | | $ 29,876 |

***The accompanying notes are an integral part of these financial statements.***

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *NATURE OF BUSINESS*

Bruderman Brothers, Inc. ("BBI") was incorporated in New York State in January 1996. In February of 2000, BBI became a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). In 2014, BBI changed its corporate form from a corporation to a limited liability company. To accomplish the change in corporate form, BBI changed its name to BBI II, Inc. on December 5, 2014, and on December 19, 2014, BBI II, Inc. merged into Bruderman Brothers, LLC (the "Company") and became a wholly owned subsidiary of Bruderman Asset Management, LLC ("BAM" or "Parent"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934. The Company assists its clients in the sale of their business and/or in debt and equity financings.

On January 2, 2015, the Company and its Parent purchased certain assets of the brokerage and asset management and advisory businesses from Gary Goldberg & Co. Inc. ("GGC"); a FINRA registered broker-dealer) and Gary Goldberg Planning Services, Incorporated (a SEC-registered investment advisory firm) for $13,775,000 (the "GG Transaction"). The brokerage business will operate within the Company and the asset management and advisory business will operate within BAM. The funding for the transaction was provided by BAM's parent.

With the completion of the GG Transaction the Company functions as a full service broker-dealer, and also assists clients in the sale of their business and/or in debt and equity financings.

### *CASH AND CASH EQUIVALENTS*

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

### *MARKETABLE SECURITY*

The marketable security is valued-based on its quoted closing market price on the last day of the year.

### *INCOME TAXES*

The Company is a single member LLC, and by default it is treated as a disregarded entity for tax purposes under the provisions of the Internal Revenue Code and the appropriate sections of New York State Law. Under those provisions, the Company does not pay federal or state corporate income taxes. The Company is included in a chain of single member

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *INCOME TAXES (CONTINUED)*

LLC's with the top tier of ownership being an individual taxpayer. Therefore, all of the Company's taxable income or loss and other items of taxation will pass-through to the top tier individual member who is liable for any federal and state income taxes.

The Company evaluates its uncertain tax provisions under the provisions of ASC 740 "Income Taxes" ("ASC 740"). ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

The Company is no longer subject to tax examinations by tax authorities for the years prior to 2011.

As of December 31, 2014, no liability for unrecognized tax benefits was required to be recorded.

### *USE OF ESTIMATES*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *CONCENTRATION OF CREDIT RISK AND MAJOR CLIENTS*

The Company maintains its money market and checking accounts at one financial institution. These accounts are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, the cash balances may be uninsured or in a deposit account that exceeds the FDIC insurance limit.

## NOTE 2 - MARKETABLE SECURITY

At December 31, 2014, the marketable security consisted entirely of 300 shares of common stock in the NASDAQ Stock Market, Inc. with a market value of $14,388.

## NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or developed by the Company. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 - Valued based on quoted prices at the measurement date for identical assets or liabilities trading in active markets. Financial instruments in this category generally include actively traded equity securities. The types of investments included in Level 1 are cash and marketable equity securities.

- Level 2 - Valued based on (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active; (c) inputs other than quoted prices that are observable for the asset or liability; or (d) from market corroborated inputs. Financial instruments in this category include certain corporate equities that are not actively traded or are otherwise restricted. At December 31, 2014, the Company did not hold any level 2 investments.

## NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

- Level 3 - Valued based on valuation techniques in which one or more significant inputs is not readily observable. Included in this category are certain corporate debt instruments, certain private equity investments, and certain commitments and guarantees. At December 31, 2014, the Company did not hold any level 3 investments.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, and accounts payable.

## NOTE 4 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company's net capital amounted to $10,298 which was $5,298 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.61 to 1 at December 31, 2014.

## NOTE 5 - LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2014, the Company has a cash balance of $14,650. Historically, cash requirements have been funded from operations and capital contributions from its stockholder/member (see Note 6). The Company believes that it will have sufficient resources to fund its future business activities in a similar manner.

The Company's stockholder/member contributed cash in aggregate of $31,000 to the capital of the Company during the year ended December 31, 2014.

## NOTE 6 - DISTRIBUTIONS TO STOCKHOLDER/MEMBER

During the year ended December 31, 2014, the Company made aggregate distributions of $343,000 to the Company's sole stockholder/member.

## NOTE 7 – REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

## NOTE 8 – SUBSEQUENT EVENTS

On January 2, 2015, the Company and its Parent, purchased certain assets of the brokerage and asset management and advisory businesses from Gary Goldberg & Co. Inc. ("GGC"; a FINRA registered broker-dealer) and Gary Goldberg Planning Services, Incorporated (a SEC-registered investment advisory firm) for $13,775,000. The brokerage business will operate within the Company and the asset management and advisory business will operate within BAM. The funding for the transaction was provided by BAM's parent. The assets acquired include approximately 4,500 customer investment advisory accounts, whereby the Company earns commissions generated by securities trading activity related to these customer accounts. As part of the GG Transaction, the Company assumed a fully disclosed clearing agreement (and other related agreements) between National Financial Services LLC and GGC. The net assets acquired included working capital of cash on hand of $575,000.

In January 2015, the Company paid commissions in the amount of $115,000 to its general manager and a management fee in the amount of $300,000 to an affiliated entity, whose sole stockholder is also the general manager of the Company. Such amounts represent fees earned in 2015 for the consummation of the GG Transaction.

The initial accounting for the GG Transaction is not yet complete and the Company is still gathering the necessary documentation related to the GG Transaction. As such, the Company is unable to provide detail for assets acquired and liabilities assumed.